UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                      AMENDMENT NO. 3* TO SCHEDULE 14D-1
                            Tender Offer Statement
                      Pursuant to Section 14(d)(1) of the
                        Securities Exchange Act of 1934

                                      and

                        AMENDMENT NO. 3 TO SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                 DIATIDE, INC.
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                           (Name of Subject Company)

                            BXA Acquisition Company
                             Schering Berlin Inc.
                          Schering Aktiengesellschaft
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                                   (Bidders)

                    Common Stock, Par Value $.001 Per Share
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                        (Title of Class of Securities)

                                   252842109
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                                (CUSIP Number)

                             Robert Chabora, Esq.
                             Schering Berlin Inc.
                             340 Changebridge Road
                                 P.O. Box 1000
                              Montville, NJ 07045
                                (973) 694-4100

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                   Copy to:

                             Peter S. Wilson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

*Constituting the final amendment to Schedule 14D-1


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BXA Acquisition Company (the "Purchaser"), Schering Berlin Inc. ("Parent"),
and Schering Aktiengesellschaft ("AG") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and their Schedule 13D, each originally filed on September 24, 1999, with respect to shares of Common Stock, par value $.001, of Diatide Inc.

Item 6.  Interest in Securities of the Subject Company

Item 6 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text:

          On October 26, 1999, the Purchaser accepted for payment a total of 11,057,753 Shares representing approximately 93% of the outstanding Shares.

Item 10.  Additional Information

Items 10(b) and (c) of the Schedule 14D-1 are hereby amended and supplemented by adding the following text:

          As previously announced, the Offer expired at 12:00 midnight, New York City time, on Friday, October 22, 1999.


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


                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  November 10, 1999

                           BXA ACQUISITION COMPANY,

                            By: /s/ ROBERT CHABORA
                                -----------------------------
                                Name: Robert Chabora
                                Title: President

                             SCHERING BERLIN INC.,

                            By: /s/ ROBERT CHABORA
                                -----------------------------
                                Name: Robert Chabora
                                Title: Vice President - Law

                                SCHERING AKTIENGESELLSCHAFT,

                              By: /s/ KLAUS POHLE
                                  -----------------------------
                                  Name: Dr. Klaus Pohle
                                  Title: Vice Chairman and CFO


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